Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-261823
PROSPECTUS  SUPPLEMENT NO. 1
(to prospectus dated April 29, 2022)

Boxed, Inc.
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This prospectus supplement updates, amends and supplements the prospectus dated April 29, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-261823).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our 8-K filed with the Securities and Exchange Commission (the "SEC") on May 10, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock and Warrants are listed on the New York Stock Exchange under the symbols “BOXD” and “BOXD WS,” respectively. On May 12, 2022, the closing price of our Common Stock was $10.32 and the closing price of our Warrants was $1.0200.
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We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See the section entitled “Risk Factors” beginning on page 10 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is May 13, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 10, 2022 (May 9, 2022)

Boxed, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39817 (Commission File Number)	85-3316188 (I.R.S. Employer Identification No.)

451 Broadway, Floor 2 New York, New York 10013
(Address of principal executive offices, including zip code)
(646) 586-5599
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	BOXD	New York Stock Exchange
Warrants to purchase common stock	BOXD WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Common Stock Purchase Agreement

On May 9, 2022, Boxed, Inc. (“Boxed” or “the Company”) entered into a common stock purchase agreement (the “Purchase Agreement”) with The Jones Group Ventures LLC, a Delaware limited liability company (the “Investor”) relating to a committed capital on demand facility (the “CCOD Facility”). Pursuant to the Purchase Agreement, Boxed will have the right from time to time at its option to sell to the Investor up to the lesser of (i) $100.0 million of common stock of Boxed, par value $0.0001 per share (“Common Stock”) and (ii) the Exchange Cap (as defined below), subject to certain customary conditions and limitations set forth in the Purchase Agreement.

Upon the initial satisfaction of the conditions to the Investor’s obligation to purchase shares of Common Stock set forth in the Purchase Agreement (the “Commencement”), Boxed will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month following the 36-month period from and after the Commencement, to direct the Investor to purchase up to a specified maximum amount of shares of Common Stock as set forth in the Purchase Agreement by delivering written notice to the Investor prior to the commencement of trading on any trading day. The purchase price of the shares of Common Stock that Boxed elects to sell to Investor pursuant to the Purchase Agreement will be 97% of the volume-weighted average price of the shares of Common Stock during the applicable purchase date on which Boxed has timely delivered written notice to Investor directing it to purchase shares of Common Stock under the Purchase Agreement.

Sales of Common Stock to the Investor under the Purchase Agreement, and the timing of any sales, will be determined by Boxed from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Common Stock and determinations by Boxed regarding the use of proceeds of such sales. The net proceeds from any sales under the Purchase Agreement will depend on the frequency with, and prices at, which the shares of Common Stock are sold to the Investor. Boxed expects to use the proceeds from any sales under the Purchase Agreement for working capital and general corporate purposes.

Under the applicable rules of the New York Stock Exchange (“NYSE”), in no event may Boxed issue to the Investor under the Purchase Agreement more than 19.99% of the voting power or number of shares of Common Stock outstanding, calculated in accordance with applicable NYSE rules (the “Exchange Cap”), unless Boxed obtains stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with applicable NYSE rules. Shares of Common Stock sold to the Investor at or above $9.43, the official closing price for the Common Stock on NYSE on May 9, 2022, also will not count against the Exchange Cap in accordance with applicable NYSE rules.

As consideration for the Investor’s irrevocable commitment to purchase the shares of Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement, Boxed agreed to issue a number of shares of Common Stock to Investor (the “Upfront Commitment Shares”) equal to the quotient obtained by dividing $1,000,000 by the volume-weighted average price for the Common Stock for the last five trading days ending on (and including) the last trading day prior to the initial filing date of the first registration statement filed by the Company pursuant to the Registration Rights Agreement (as defined below).

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Purchase Agreements were made only for purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

Boxed has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon four trading days’ prior written notice. No termination of the Purchase Agreement will alter or otherwise affect Boxed’s obligations under the Registration Rights Agreement.

The foregoing description of the Purchase Agreement is subject to and qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

In connection with Boxed’s entry into the Purchase Agreement, Boxed also entered into a registration rights agreement with the Investor (the “Registration Rights Agreement”), pursuant to which Boxed agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, the shares of Common Stock that are sold to the Investor under the CCOD Facility and the Upfront Commitment Shares.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit number	Description
10.1#	Common Stock Purchase Agreement, dated May 9, 2022, by and between The Jones Group Ventures LLC and Boxed, Inc.
10.2#	Registration Rights Agreement, dated May 9, 2022, by and between The Jones Group Ventures LLC and Boxed, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

# Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Boxed, Inc.

Date: May 10, 2022	By:	/s/ Mark Zimowski
	Name:	Mark Zimowski
	Title:	Chief Financial Officer